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                                                                                                    OMB APPROVAL
                                                                                                    ---------------------------
                       UNITED STATES                                                                OMB Number: 3235-0058
             SECURITIES AND EXCHANGE COMMISSION                                                     Expires: January 31, 2005
                   WASHINGTON, D.C. 20549                                                           Estimated average burden
                                                                                                    hours per response.....2.50
                                                                                                    ---------------------------
                       FORM 12b-25                                                                  SEC FILE NUMBER
               NOTIFICATION OF LATE FILING                                                          0-25942
                                                                                                    ---------------------------
(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ x] Form 10-Q [ ]Form N-SAR                 CUSIP NUMBER
                                                                                                    784878 10 0
                                                                                                    ---------------------------

     For Period Ended: __June 30, 2002
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
                                     ---------------------------------


                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.
        NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable.

PART I - REGISTRANT INFORMATION

 SVT Inc.
------------------------
Full Name of Registrant

 SWWT, Inc. (until February 1, 2002)
---------------------------------------
Former Name if Applicable

 59 John Street, 3rd Floor
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)

New York, NY 10038
------------------------
City, State and Zip Code


PART II - RULES 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check boxes if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                          As previously reported in the registrant's Current
              Report on Form 8-K bearing cover date of July 22, 2002, in connection with the events involving Arthur Andersen LLP ("Arthur Andersen"), the registrant's board of directors decided on July 22, 2002, to replace Arthur Andersen with the registrant's new independent public accountant, Lazar Levine & Felix LLP ("Lazar"). Because of unanticipated delays in connection with the transfer of accounting files from Arthur Andersen to Lazar, the registrant will not able to complete the registrant's unaudited financial statements for the quarter ended June 30, 2002 and obtain the necessary management review of this filing on or prior to August 14, 2002 without incurring unreasonable effort or expense.


PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
     Michael Bell
     -----------------------------------
     (Name)

         (646) 792-6594
     -----------------------------------
     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          As previously reported in Item 1 of the registrant's
              Annual Report on Form 10-K for the fiscal year ended December 31, 2001, the registrant has only recently resumed active business operations as a result of a series of interrelated transactions which resulted in the combination, effective February 1, 2002, of the operations of the registrant and SanVision Technology Inc. ("SanVision"). Based on the incorporation of SanVision's operations, the earnings statements for the three- and six-month periods ended June 30, 2002, to be included in the registrant's Form 10-Q report for the quarter ended June 30, 2002, will be substantially different from the earnings statements in the three- and six-month periods ended June 30, 2001, in the registrant's report on Form 10-Q for the quarter ended June 30, 2001.



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                                    SVT Inc.
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 9, 2002                        By:  /s/ Michael Bell
                                                  ----------------
                                                  Michael Bell
                                                  Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).


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